FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940


1.   Name and Address of Reporting Person

FITZGERALD             JEANETTE
 (Last)          (First)                     (Middle)

2415 Midway Road, Ste. 121
(Street)

Carrollton             TX              75006
City)            (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     ___x__Director      _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
                   1,500   (D)



 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
                     1,500   (D)



7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)

5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                               Amount or
Number of Shares
 Common Shares      79,375

Price  of Derivative Security (Instr.5).

9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)
                                      79,375     (D)

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                              79,375     (D)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses:



BY:  /S/ JEANETTE FITZGERALD
     JEANETTE FITZGERALD